UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As previously announced, GCL Global Holdings Ltd (the “Company” or “GCL”) issued to Oversea-Chinese Banking Corporation Limited (the “Holder”) certain Warrant to Purchase Ordinary Shares of GCL Global Holdings Ltd dated as of July 7, 2025 (the “Warrant”), in connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by those certain Supplemental Letters dated as of March 12, 2025 and July 7, 2025, between the Holder and Epicsoft Asia Pte. Ltd. (the “Borrower”) which is a wholly-owned subsidiary of the Company for a financing of up to SGD5,000,000 (together, the “Facility Agreement”). On July 29, 2025, the Company and the Holder entered into Amendment No. 1 to the Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by the Holder under the Facility Agreement; and that the Holder will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the Warrant. The Amendment also provides that, among other things, until the full amount of SGD5,000,000 is disbursed by the Holder to the Borrower pursuant to the Facility Agreement, (i) the Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) the Holder will have no rights to Piggyback Registration (as defined in the Warrant). Under the Amendment, the Company will have six months from the date the full amount of SGD5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the Warrant).

The foregoing summary of the terms of the Amendment is subject to, and qualified in its entirety, by such document, a copy of which is being filed as Exhibit 4.1 to this Form 6-K.

Exhibits

4.1	Amendment No. 1 to Warrant dated July 29, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 29, 2025

GCL Global Holdings Ltd

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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